
FEB 0 5 2002
354

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02013742

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PE 01/31/02 6-12793

For the Month of January 2002.

REPADRE CAPITAL CORPORATION
(Name of Registrant)

130 Adelaide Street West, Suite 2520, Toronto, ON, Canada, M5H 3P5
(Address of principal executive offices)

January 23, 2002 **Press Release:**
Gold Fields and Repadre Finalise Purchase of Damang Gold Mine

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

PROCESSED
FEB 1 2 2002
THOMSON FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Repadre Capital Corporation -- SEC File No. 0-12793
(Registrant)

Date: February 1, 2002 By:

Grant A. Edey, Secretary


REPADRE

Joint Press Release
Gold Fields Limited
Repadre Capital Corporation



GOLD FIELDS

Gold Fields And Repadre Finalise Purchase of Damang Gold Mine

Johannesburg and Toronto: January 23, 2002: Gold Fields Limited [("Gold Fields") (JSE:GFI, Nasdaq:GOLD)] and Repadre Capital Corporation [("Repadre") (TSE:RPD)] are pleased to announce that the purchase by Gold Fields and Repadre of Ranger Minerals Limited's [("Ranger") (ASE:RGS)] 90 percent beneficial interest in Abosso Goldfields Limited ("Abosso"), and its associated mining and exploration assets, have been concluded. Abosso is an unlisted Ghanaian company holding 100 percent of the Damang Gold Mine in Ghana.

The purchase consideration comprised A$63.3 million in cash contributed by Gold Fields and 4.0 million Repadre shares contributed by Repadre. Gold Fields funded the purchase through a corporate debt facility provided by Barclays Capital, the investment banking division of Barclays Bank PLC.

With the conclusion of the transaction the shareholding in Abosso is 71.1 percent owned by Gold Fields, 18.9 percent owned by Repadre and 10 percent by the Ghanaian Government. This shareholding mirrors that of Gold Fields Ghana Limited, owner of the adjacent Tarkwa Gold Mine of which Gold Fields is the operator.

Chris Thompson, Chairman and Chief Executive Officer of Gold Fields, said:

"This is a particularly attractive acquisition for Gold Fields. In addition to the potential synergies between the two properties, it gives us control of one of the most permissive gold provinces in West Africa. Between Tarkwa and Damang we now have more than 18 kilometers of Tarkwaian Structure along strike, similar to the geology in which we are successfully heap leaching at Tarkwa. In addition, the Damang property contains at least two additional prospects with mineralisation similar to that presently being mined at Damang, which could be amenable to milling. We are planning to aggressively explore this ground. This acquisition also gives Tarkwa access to the Damang mill facility, enabling greater flexibility in the treatment of varying types of ore found in the area."

Joe Conway, President and Chief Executive Officer of Repadre, comments: " The combined Tarkwa / Damang complex will contribute more than 150,000 ounces of annual gold production to Repadre's account. We look forward to the synergies that will arise from this combination and the continuance of our excellent relationship with the operator, Gold Fields."

Damang has resources of approximately 3.03 million ounces and reserves of 1.53 million ounces. During the financial year ended June 31, 2001 the mine processed 4.54 million tonnes at an average grade of 2.42 grams per tonne to recover 322,046 ounces of gold at total cash costs of US$208 per ounce.

As at December 31, 2001, Abosso had US$10 million of external debt; approximately US$9 million of net working capital; and a hedge book of approximately 420,000 ounces of gold which, at current gold prices, has a positive mark to market value and will be opportunistically unwound over the next three months.

Gold Fields Limited is one of the world's largest unhedged gold producers. This acquisition, together with the recently acquired St Ives and Agnew Mines in Australia, increases attributable gold production from 3.7 million ounces to 4.5 million ounces, attributable reserves to 84 million ounces and attributable resources to more than 150 million ounces. Gold Fields is listed on the Johannesburg, Nasdaq, London, Paris and Swiss exchanges.

Repadre is a public company listed on the Toronto Stock Exchange whose principal activity is the creation and purchase of royalties and non-operating interests on a global basis. One of Repadre's main assets is its 18.9 percent interest in Gold Fields Ghana Limited. Repadre also holds a 1 percent royalty on future production from the Diavik diamond mine in Canada, currently under construction with start-up expected in early 2003. During the past month Repadre shares have been trading in the range C$4.25 to C$5.25. In conjunction with the Abosso transaction and in light of liquidity concerns that may arise from potential dispositions of Repadre shares from Ranger's portfolio, Repadre's Board of Directors has agreed to waive the provisions of its shareholder rights plan to allow Dundee Bancorp to make normal course purchases of Repadre shares as allowed by applicable securities legislation.

- end -

ENQUIRIES		
GOLD FIELDS **www.goldfields.co.za**	**REPADRE** **www.repadre.com**	**RANGER** **www.ranger.com.au**
South Africa Willie Jacobsz Tel: +27 11 644-2460 Fax: +27 11 484-0639 Email:williej@goldfields.co.za **North America** Cheryl Martin Tel: +303 796-8683 Fax: +303 796-8293 Email: camartin@gfexpl.com	Joseph Conway Tel: +416-365-2430 Fax: +416-365-8065 Email: jconway@repadre.com	Guy Travis Tel: +61 (0) 8 93648355 Fax: +61 (0) 8 93162254 Email: guy.travis@ranger.com.au